Exhibit 99.1

News Release

2014-30

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports Second Quarter 2014 Results

•	Second quarter revenue of $615.7 million;

•	Second quarter net income attributable to Intelsat S.A. of $66.8 million;

•	Net income per diluted common share of $0.53; Adjusted net income per diluted common share of $0.76;

•	EBITDA of $485.5 million and Adjusted EBITDA of $490.4 million or 80% of revenue;

•	$10.3 billion contracted backlog provides visibility for future revenue and cash flow; and

•	Company updates 2014 guidance, including improved Adjusted EBITDA margin and increased debt pay down of approximately $475 million; reaffirms 2014 revenue guidance

Luxembourg, 4 August 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $615.7 million and net income attributable to Intelsat S.A. of $66.8 million, or $0.53 per common share on a diluted basis, for the three months ended June 30, 2014. The company reported adjusted net income per diluted common share1 of $0.76 for the three months ended June 30, 2014.

Intelsat S.A. reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $485.5 million, or 79 percent of revenue, and Adjusted EBITDA1 of $490.4 million, or 80 percent of revenue, for the three months ended June 30, 2014.

Intelsat CEO, Dave McGlade, said, “In the second quarter, we performed in line with our expectations, delivering strong Adjusted EBITDA margins and making solid progress against our long-term business strategy and equity thesis. ”

“We remain focused on working with our blue chip customers to provide them with satellite-based infrastructure that supports their business growth. During the quarter we announced a new satellite program with direct-to-home (“DTH”) operator, MultiChoice, as the anchor customer. The 15-year agreement expands our relationship with the leading pay television operator in Africa, and positions us for long-term growth. We ended the second quarter of 2014 with a contracted backlog of $10.3 billion, providing visibility into revenue and cash flow.

McGlade continued, “Our satellite programs remain on track, with Intelsat 30 expected to launch in the fourth quarter. With the benefits of strong Adjusted EBITDA margins, lower than average lifecycle capital expenditures and reduced interest costs producing strong cash flows, we continue to demonstrate progress on the first phase of our two-phase investment thesis. Today, we have raised our Adjusted EBITDA margin guidance and increased the target to de-lever our balance sheet in 2014 to approximately $475 million.”

Second Quarter 2014 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

Network Services comprised 47 percent of Intelsat’s total second quarter 2014 revenue, and at $287.4 million, decreased 5 percent as compared to the second quarter of 2013.

Media comprised 35 percent of the company’s revenue for the quarter ended June 30, 2014, and at $217.0 million, declined 2 percent as compared to the second quarter of 2013.

Government comprised 17 percent of our revenue for the quarter ended June 30, 2014, and at $103.6 million, decreased 15 percent as compared to second quarter 2013 results.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,150 station-kept transponders was 76 percent at June 30, 2014, as compared to 77% at the end of the first quarter of 2014. Units under contract declined primarily due to decreases in government customer usage. In terms of fleet actions, the Galaxy 26 satellite, launched in 1999, was de-orbited during the second quarter of 2014, reducing the total station-kept transponder count.

Satellite Launches

Our next launch, planned for the fourth quarter of 2014, is Intelsat 30, the first of two satellites providing services primarily for DTH service provider, DIRECTV® Latin America. We currently have 11 satellite programs in development, one of which will not require capital expenditure.

Contracted Backlog

At June 30, 2014, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $10.3 billion, as compared to $10.1 billion at December 31, 2013. The mix of backlog reflects an increase in net new contracts, largely due to new backlog from media contracts for services to be delivered in the Africa, Latin America and North America regions.

Financial Results for the Three Months ended June 30, 2014

On-Network revenue generally includes revenue from services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services, and sales of customer premises equipment.

Total On-Network Revenue decreased by $31.7 million, or 5 percent, to $560.1 million:

•	Transponder services reported an aggregate decrease of $29.3 million, primarily due to a $13.3 million decrease in revenue from network services customers, primarily in the North America and the Africa and Middle East regions, an $11.8 million decrease in revenue primarily from capacity sold for government applications and a $4.2 million decrease in revenue from media applications due to non-renewals primarily in the North America region.

•	Managed services reported an aggregate increase of $1.1 million, largely due to a $2.9 million net increase in revenue from North American network services customers for broadband services for global mobility applications, partially offset by a $1.8 million decrease in international trunking primarily in the Africa and Middle East and the Europe regions.

•	Channel reported an aggregate decrease of $3.5 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect to continue.

Total Off-Network and Other Revenue decreased by $6.4 million, or 10 percent, to $55.6 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $7.8 million, primarily due to declines in services for government applications, primarily related to reduced sales of off-network transponder services.

•	Satellite-related services reported an aggregate increase of $1.4 million, primarily due to increased revenue from government professional services.

For the three month period ended June 30, 2014, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue decreased by $13.2 million, or 13 percent, to $87.1 million, as compared to the three months ended June 30, 2013. Excluding $2.4 million of compensation charges related to the 2013 initial public offering (“IPO”), direct cost of revenue decreased by $10.8 million. The decline was primarily due to a decrease of $5.4 million in the cost of off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set; a decrease of $2.7 million in direct costs related to a joint venture, and a decrease of $1.3 million in staff-related expenses.

Selling, general and administrative expenses decreased by $80.5 million, or 64 percent, to $44.7 million, as compared to the three months ended June 30, 2013. Excluding $56.3 million associated with the termination of our monitoring fee agreement dated February 4, 2008 with affiliates of our sponsor shareholders (the “2008 MFA”) and $18.9 million of compensation charges related to the 2013 IPO, selling, general and administrative expenses decreased by $5.3 million. This was primarily due to a $3.2 million decrease in bad debt expenses, due to the recovery of previously reserved balances principally in the Africa and Middle East region, as well as a $1.4 million decline in professional fees, primarily due to the 2013 expenses related to the “2008 MFA” prior to its termination in April 2013.

Depreciation and amortization expense decreased by $17.8 million, or 10 percent, to $168.9 million, as compared to the three months ended June 30, 2013. This decrease primarily resulted from a $14.0 million decline due to the timing of certain satellites becoming fully depreciated and a decrease of $3.5 million in amortization expense related to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $58.0 million, or 20%, to $239.2 million for the three months ended June 30, 2014, as compared to $297.2 million for the three months ended June 30, 2013.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $51.1 million in interest expense as a result of our debt offerings, prepayments and redemptions of our unsecured debt in 2013;

•	a net decrease of $5.8 million in interest expense as a result of the decrease in the interest rate for borrowing under the Secured Credit Agreement of our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”); and

•	a decrease of $7.9 million resulting from higher capitalized interest of $17.6 million for the three months ended June 30, 2014, as compared to $9.8 million for the three months ended June 30, 2013, resulting from increased levels of satellites and related assets under construction; partially offset by

•	an increase of $7.1 million related to the interest expense accrued and the change in fair value on the interest rate swaps.

The non-cash portion of interest expense, net was $5.7 million for the three months ended June 30, 2014. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other income, net was $1.5 million, as compared to other expense, net of $3.2 million, for the three months ended June 30, 2013. The difference of $4.7 million was primarily due to a decrease in exchange rate losses primarily related to our business conducted in Brazilian reais.

Provision for income taxes was $9.6 million, as compared to a benefit from income taxes of $8.8 million for the three months ended June 30, 2013. The difference was principally due to the recognition of previously unrecognized tax benefits during the three months ended June 30, 2013 related to the closing of the audit of the 2008 and 2009 tax years for our subsidiary, Intelsat Holding Corporation and the ongoing effects of an internal subsidiary reorganization completed during 2013. Cash paid for income taxes, net of refunds, totaled $8.2 million compared to $8.5 million for the three months ended June 30, 2013.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $485.5 million for the three months ended June 30, 2014, compared to $434.7 million for the same period in 2013.

Adjusted EBITDA was $490.4 million for the three months ended June 30, 2014, or 80 percent of revenue, compared to $509.4 million, or 78 percent of revenue, for the same period in 2013.

Net income attributable to Intelsat S.A. was $66.8 million for the three months ended June 30, 2014, compared to a net loss of $408.3 million for the same period in 2013.

Net income per diluted common share attributable to Intelsat S.A. was $0.53 for the three months ended June 30, 2014, compared to a net loss of $4.19 per diluted common share for the same period in 2013.

Adjusted net income per diluted common share was $0.76 for the three months ended June 30, 2014, compared to $0.34 for the same period in 2013.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended June 30,		Three Months Ended June 30,
	2013		2014
Network Services	$303,665	46%	$287,442	47%
Media	220,526	34%	217,049	35%
Government	122,390	19%	103,629	17%
Other	7,222	1%	7,629	1%

	$653,803	100%	$615,749	100%

By Service Type

	Three Months Ended June 30,		Three Months Ended June 30,
	2013		2014
On-Network Revenues
Transponder services	$497,872	76%	$468,552	76%
Managed services	75,303	12%	76,450	12%
Channel	18,654	3%	15,142	2%

Total on-network revenues	591,829	91%	560,144	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	51,311	8%	43,554	7%
Satellite-related services	10,663	2%	12,051	2%

Total off-network and other revenues	61,974	9%	55,605	9%

Total	$653,803	100%	$615,749	100%

Free Cash Flow from (used in) Operations

Free cash flow from (used in) operations1 was $55.6 million during the three months ended June 30, 2014. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended June 30, 2014, totaled $186.0 million. Cash and cash equivalents at June 30, 2014 was $370.3 million.

Financial Outlook 2014

Today, Intelsat updated the Adjusted EBITDA margin and debt reduction elements of its 2014 financial outlook (previously updated in June 2014, following the announcement of the new Intelsat 36 satellite program) to reflect improving cost and cash flow trends. Intelsat also updated its 2015 customer prepayment guidance due to new contracts signed on the Intelsat 34 satellite. All other aspects of our financial outlook remain the same:

Revenue: Intelsat forecasts full-year 2014 revenue of $2.45 billion to $2.50 billion.

Adjusted EBITDA Margin: Intelsat now expects Adjusted EBITDA margin performance for the full year 2014 to be 78-79 percent.

Capital Expenditures: We expect capital expenditures ranges of:

•	2014: $625 million to $700 million;

•	2015: $775 million to $850 million; and

•	2016: $625 million to $700 million.

Capital expenditure guidance assumes investment in ten satellites in the manufacturing or design phase for the three year calendar “Guidance Period” of 2014 through 2016. We expect to launch four satellites in 2014 and 2015, two satellites in 2016, and will continue work on five remaining satellites for which construction will extend beyond the Guidance Period. By the conclusion of the Guidance Period in 2016, the number of transponder equivalents is expected to increase by a compound annual growth rate (CAGR) of 4.7 percent as a result of the launch of the satellites covered by the Guidance Period. We expect to launch two of our new Intelsat EpicNG high-throughput satellites in the 2015 and 2016 periods, increasing our total transmission capacity.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. As stated above, due to new contracts signed on the Intelsat 34 satellite, the company updated its prepayment guidance for 2015.

We expect prepayment ranges of:

•	2014: $125 million to $150 million;

•	2015: $125 million to $150 million; updated from February 2014 guidance of $75 million to $100 million; and

•	2016: $0 million to $25 million.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended June 30, 2014 totaled $22.0 million.

Debt Reduction: Based upon the above revenue, Adjusted EBITDA, capital expenditure and prepayment guidance, Intelsat now expects to repay approximately $475 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q2 2014 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2014.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Monday, August 4, 2014 to discuss the company’s financial results for the second quarter ended June 30, 2014. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 (800) 591 6942 from North America, and +1 (617) 614 4909 from all other locations. The participant pass code is 90316969.

Participants will have access to a replay of the conference call through August 11, 2014. The replay number for North America is +1 (888) 286 8010, and for all other locations it is +1 (617) 801 6888. The participant pass code for the replay is 96018713.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions. Envision…Connect…Transform…with Intelsat, celebrating 50 years of space leadership in 2014. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Revenue	$653,803	$615,749
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	100,278	87,061
Selling, general and administrative	125,217	44,690
Depreciation and amortization	186,745	168,938
Gain on satellite insurance recoveries	(9,618)	—

Total operating expenses	402,622	300,689

Income from operations	251,181	315,060
Interest expense, net	297,228	239,234
Loss on early extinguishment of debt	(366,794)	—
Other income (expense), net	(3,184)	1,512

Income (loss) before income taxes	(416,025)	77,338
Provision for (benefit from) income taxes	(8,759)	9,567

Net income (loss)	(407,266)	67,771
Net income attributable to noncontrolling interest	(1,039)	(1,003)

Net income (loss) attributable to Intelsat S.A.	$(408,305)	$66,768

Cumulative preferred dividends	(10,196)	(9,917)

Net income (loss) attributable to common shareholders	$(418,501)	$56,851

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(4.19)	$0.53
Diluted	$(4.19)	$0.53

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Net income (loss)	$(407,266)	$67,771
Add (Subtract):
Interest expense, net	297,228	239,234
Loss on early extinguishment of debt	366,794	—
Provision for (benefit from) income taxes	(8,759)	9,567
Depreciation and amortization	186,745	168,938

EBITDA	$434,742	$485,510

EBITDA Margin	66%	79%

Note:

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Net income (loss)	$(407,266)	$67,771
Add (Subtract):
Interest expense, net	297,228	239,234
Loss on early extinguishment of debt	366,794	—
Provision for (benefit from) income taxes	(8,759)	9,567
Depreciation and amortization	186,745	168,938

EBITDA	434,742	485,510

Add (Subtract):
Compensation and benefits	18,445	4,992
Management fees	57,954	—
Non-recurring and other non-cash items	(1,764)	(84)

Adjusted EBITDA	$509,377	$490,418

Adjusted EBITDA Margin	78%	80%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME (LOSS) per DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Numerator (in thousands):
Net income (loss) attributable to Intelsat S.A.	$(408,305)	$66,768
Add (Subtract):
Compensation and benefits (1)	18,445	4,992
Management fees (2)	57,954	—
(Gain) Loss on derivative financial instruments (3)	(4,457)	2,671
Loss on early extinguishment of debt (4)	366,794	—
Amortization (5)	20,578	17,058
Non-recurring and other non-cash items (6)	(1,764)	(84)
Income tax effect of adjustments above & other discrete tax items (7)	(4,433)	(1)

Adjusted net income attributable to Intelsat S.A.	44,812	91,404

Less: Preferred share dividends declared	(10,196)	(9,917)

Adjusted net income attributable to common shareholders	$34,616	$81,487

Denominator (in millions):
Basic weighted average shares outstanding	100.0	106.4
Weighted average dilutive shares outstanding:
Preferred shares	—	—
Employee compensation related shares, including options and restricted share units	0.9	0.5

Adjusted diluted weighted average shares outstanding	100.9	106.9

Adjusted net income per diluted common share attributable to Intelsat S.A.	$0.34	$0.76

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with our monitoring fee agreement dated February 4, 2008. In connection with the Initial Public Offering in April 2013, the monitoring fee agreement was terminated.
(3)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(4)	The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings.
(5)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(6)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our administrative headquarters and primary satellites operations center; expenses related to the IPO; the total impairment of an immaterial investment; and other various other expenses. These costs were partially offset by the gain on satellite insurance recoveries and non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(7)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except, per share amounts)

	As of December 31, 2013	As of June 30, 2014
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$370,292
Receivables, net of allowance of $35,288 in 2013 and $31,315 in 2014	236,347	233,583
Deferred income taxes	44,475	67,642
Prepaid expenses and other current assets	33,224	34,939

Total current assets	561,836	706,456
Satellites and other property and equipment, net	5,805,540	5,810,400
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	534,659
Other assets	414,592	426,367

Total assets	$16,589,670	$16,716,809

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$154,712	$139,749
Employee related liabilities	28,227	34,487
Accrued interest payable	186,492	168,133
Current portion of long-term debt	24,418	12,209
Deferred satellite performance incentives	22,703	21,057
Deferred revenue	84,185	94,081
Other current liabilities	72,840	71,629

Total current liabilities	573,577	541,345
Long-term debt, net of current portion	15,262,996	15,261,356
Deferred satellite performance incentives, net of current portion	153,904	145,024
Deferred revenue, net of current portion	888,239	904,392
Deferred income taxes	202,638	241,135
Accrued retirement benefits	196,856	181,010
Other long-term liabilities	246,127	225,030

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,065
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,101,474
Accumulated deficit	(3,015,273)	(2,866,559)
Accumulated other comprehensive loss	(60,393)	(57,033)

Total shareholders’ deficit	(975,353)	(821,018)
Noncontrolling interest	40,686	38,535

Total liabilities and shareholders’ deficit	$16,589,670	$16,716,809

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014
Cash flows from operating activities:
Net income (loss)	$(407,266)	$67,771

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	186,745	168,938
Provision for doubtful accounts	2,103	(1,084)
Foreign currency transaction loss	2,773	104
Loss on disposal of assets	212	32
Gain on satellite insurance recoveries	(9,618)	—
Share-based compensation	18,281	4,886
Deferred income taxes	(2,517)	620
Amortization of discount, premium, issuance costs and other non-cash items	19,321	5,668
Loss on early extinguishment of debt	366,794	—
Loss on investment in affiliates	1,000	—
Unrealized gains on derivative financial instruments	(11,367)	(4,426)
Amortization of actuarial loss and prior service credits for retirement benefits	4,904	2,536
Other non-cash items	(802)	46
Changes in operating assets and liabilities:
Receivables	(7,265)	20,932
Prepaid expenses and other assets	20,644	(4,011)
Accounts payable and accrued liabilities	8,790	13,841
Accrued interest	(131,620)	(161,859)
Deferred revenue	27,644	18,602
Accrued retirement benefits	(17,217)	(9,526)
Other long-term liabilities	(8,654)	7,362

Net cash provided by operating activities	62,885	130,432

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(169,054)	(186,047)
Proceeds from insurance settlements	235,019	—
Other investing activities	—	79

Net cash provided by (used in) investing activities	65,965	(185,968)

Cash flows from financing activities:
Repayments of long-term debt	(6,715,609)	—
Repayment of notes payable to former shareholders	(670)	—
Payment of premium on early extinguishment of debt	(311,224)	—
Proceeds from issuance of long-term debt	6,214,688	—
Debt issuance costs	(84,948)	—
Proceeds from initial public offering	572,500	—
Stock issuance costs	(26,377)	—
Dividends paid to preferred shareholders	—	(2,479)
Dividends paid to noncontrolling interest	(2,306)	(2,258)
Principal payments on deferred satellite performance incentives	(5,117)	(5,088)
Other financing activities	—	365

Net cash used in financing activities	(359,063)	(9,460)

Effect of exchange rate changes on cash and cash equivalents	(2,773)	(104)

Net change in cash and cash equivalents	(232,986)	(65,100)
Cash and cash equivalents, beginning of period	328,778	435,392

Cash and cash equivalents, end of period	$95,792	$370,292

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$417,207	400,151
Income taxes paid, net of refunds	8,452	8,241
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	20,009	(8,543)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30,	Three Months Ended June 30,
	2013	2014
Net cash provided by operating activities	$62,885	$130,432
Payments for satellites and other property and equipment (including capitalized interest)	(169,054)	(186,047)

Free cash flow (used in) operations	$(106,169)	$(55,615)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.